360 FUNDS 485BPOS

Exhibit 99(d)(4)(i)

AMENDED SCHEDULE A-1

Investment Advisory Agreement
between
360 Funds (the “Trust”) and
M3Sixty Capital, LLC (the “Adviser”)
Amended August 8, 2024

The Trust will pay to the Adviser as compensation for the Adviser’s services rendered a fee, computed daily at an annual rate based on the average daily net assets of the respective Fund per the following fee schedule:

Fund	Asset Breakpoint	Rate	Effective Date
M3Sixty Small Cap Growth Fund	None	0.80%	June 28, 2023
M3Sixty Onchain U.S. Government Money Markey Fund	None	0.50%	October 19, 2024
M3Sixty Income and Opportunity Fund	None	1.25%	August 31, 2024

IN WITNESS OF WHICH, the parties hereto have caused this instrument to be signed on their behalf by their duly authorized officers effective as of the Effective Date noted in Schedule A above.

360 Funds		M3Sixty Capital, LLC
By:		By:

Name:	Randall Linscott	Name:	Gary DiCenzo

Title:	President	Title:	CEO

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